SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the

Securities Exchange Act of 1934

For the month of May, 2005

Bennett Environmental Inc.

(Translation of registrant’s name into English)

000-30946

(Commission File Number)

Suite 208, 1540 Cornwall Road, Oakville ON L6J 7W5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐    Form 40-F  ☒

Please note that pursuant to Rule 12g3-2(d)(1), this registrant, being registered under Section 12, is not eligible for exemption under Rule 12g3-2(b). Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-          .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bennett Environmental Inc.
(Registrant)

Date: May 17, 2005	By:	/s/ ALLAN G. BULCKAERT
		Name:	Allan G. Bulckaert
		Title:	President and Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description
99.1	Management’s Discussion and Analysis for the Quarter Ended March 31, 2005

99.2	Interim Consolidated Financial Statements of the Company (Unaudited) as at and for the Three Months Ended March 31, 2005

99.3	Form 52-109F2 Certification of Interim Filings (Chief Executive Officer)

99.4	Form 52-109F2 Certification of Interim Filings (Chief Financial Officer)

Exhibit 99.1

BENNETT ENVIRONMENTAL INC.

Management’s Discussion and Analysis

May 10, 2005

The following is management’s discussion in respect of the results of operations of Bennett Environmental Inc. (“Bennett” or the “Company”) for the quarter ended March 31, 2005 and should be read in conjunction with the audited consolidated financial statements and notes and Management’s Discussion and Analysis for the year ended December 31, 2004 and the Company’s consolidated interim financial statements for the quarter ended March 31, 2005. The financial statements of the Company are presented in Canadian dollars and in accordance with generally accepted accounting principles in Canada. The following discussion of the financial condition is dated May 10, 2005. Additional Information related to the Company, including its Annual Information Form and Management Information Circular and Proxy form is available on SEDAR at www.sedar.com.

OVERVIEW

Bennett’s first quarter net loss of $3.6 million resulted from a low volume of processed soil, combined with legal and insurance costs associated with the class action litigation, securities regulatory investigations and negotiations with the Quebec government respecting their Prior-Notice.

Low soil deliveries in the fourth quarter of the prior year and first quarter of the current year, resulting from general market softness and slower than anticipated receipt of funding on government environmental clean up projects, delayed the re-start of operations of the St. Ambroise operation until Mid-March of 2005. In total approximately 4,200 tonnes of soil was processed at that facility. The Company’s MRR facility also processed approximately 201,000 kg of material in the first quarter which led to poor contribution margins (2004 – 257,000 kg).

The Company continues to work co-operatively with the Quebec Ministry of Sustainable Development and Parks to develop an action plan that is acceptable to the Ministry regarding the operation of the plant and to ensure that the plant meets levels of emissions established by the Ministry. This is a long process and it is expected that the discussions will be completed during the next quarter.

While shipments to the Company’s facilities were slow in the quarter, the Company obtained orders from new customers from the US market. Approximately 6,000 tonnes of new orders were obtained from customers in the first quarter of 2005 and this compares to 0 tonnes in the first quarter of 2004. The diversification of the Company’s customer base is expected to aid the Company in re-establishing profitability in the future.

RESULTS OF OPERATIONS

CONSOLIDATED FINANCIAL RESULTS

The Consolidated net loss for the quarter was $3.6 million or a loss of $0.17 per share compared to a net loss $0.3 million or a loss of $0.02 per share in the first quarter of 2004.

Sales

Sales for the first quarter of 2005 was $3.9 million compared to $8.9 million for the same period a year earlier. Approximately 4,200 tonnes of material was processed at the Company’s Quebec facility and approximately 201,000 kilograms was processed at the Cornwall facility. In addition, Bennett disposed of approximately 5,000 tonnes of non-hazardous soil directly from customers’ sites to landfills. Revenue for the Quebec facility was approximately $2.5 million and revenue from the Cornwall facility was approximately $0.6 million. Revenue from disposal of non-hazardous soil was $0.8 million.

In the first quarter of 2004, the Company processed approximately 20,000 tonnes of soil. Approximately 19,500 tonnes of soil was processed at the Quebec facility, while 256,000 kilograms of material was processed in Cornwall and the Company disposed of approximately 7,750 tonnes of non-hazardous soil directly from customers’ sites to landfills in the first quarter of 2004. Revenue was approximately $6.6 million from the Quebec facility, $0.9 million from the Cornwall facility and $1.4 million from the disposal of non-hazardous material in the first quarter of 2004.

In the first quarter of 2005 average sales per tonne for soil processing was approximately $595 per tonne compared to $338 per tonne in 2004. Sales per tonne recorded in 2004 included 15,900 tonnes of low value material from the Saglek project which was recorded at $264 per tonne which reduced the overall sales per tonne figure in 2004.

Operating Costs

Operating costs consist mainly of transportation costs, fuel and labour. Some of these costs fluctuate based on the number of tonnes processed, however, there are some costs which are fixed in nature. Overall operating costs as a percentage of sales have increased over the prior year quarter. The higher per tonne operating costs were related to two main factors: higher transportation costs coupled with low volumes. Higher fuel charges and fuel surcharges on transportation costs increased freight costs by approximately 16%. Lower volumes accounted for the balance of the higher operating costs per tonne. In addition the Quebec facility ran at approximately 7 tonnes per hour in the first quarter of 2005 compared to 11 tonnes per hour in the first quarter of 2004. The nature of the material being run resulted in slower production rates which led to higher costs per tonne in 2005 compared to 2004.

The table below summarizes operating costs for each operating facility in millions of dollars:

	2005	2004
St Ambroise	$1.9	$3.7

Cornwall	$1.0	$0.6

Brokerage	$1.0	$1.4

Belledune	$0.1	$0.0

Total Operating Costs	$4.0	$5.7

OTHER INCOME STATEMENT ITEMS

Administration and Business Development Costs

Administration and Business Development costs were $4.7 million in the first quarter of 2005 compared to $3.1 million for the same period a year earlier. Professional fees and higher insurance costs accounted for the increase. Professional costs associated with the ongoing class action litigation and the related securities regulatory investigations increased $0.8 million when compared with the first quarter of 2004. Insurance costs relating to higher directors’ and officers’ insurance premiums accounted for approximately $0.3 million of the increase and higher professional fees associated with accounting, auditing and work related to the Sarbanes-Oxley compliance accounted for approximately $0.3 million of the increase.

Amortization

Amortization for the first quarter of 2005 was $1.0 million compared to $0.7 million for the same period a year ago. The increase relates to the accelerated amortization of certain assets and licenses purchased from Eli-Ecologic which are being amortized on a straight-line basis over 2 years.

Income taxes

For the period ended March 31, 2005 the consolidated effective tax recovery rate was 34.2% which approximates our statutory rate.

Net Loss

The higher net loss for the first quarter of 2005 compared to the first quarter of 2004 is a result of decreased volumes of soil being processed, higher transportation costs being incurred, increased legal costs associated with the class action litigation and the related securities regulatory investigations.

Cash from operations

For the quarter ended March 31, 2005 cash used for operating activities before changes in operating working capital amounted to $4.3 million. Cash used for operating working capital was approximately $1.4 million for a net use of cash from operations of approximately $5.7 million for the quarter. The principal use of cash from operating working capital was a pre-payment of insurance premiums for the year. Cash used for accounts payable was principally offset by cash generated by accounts receivable. Going forward in 2005, cash generated from the realization of accounts receivable held at March 31, 2005 will be used in the day-to-day operations. Receivables of $3.4 million have been collected subsequent to March 31, 2005.

In the first quarter of 2004, cash of $0.4 million was generated from operating activities before changes in operating working capital. Cash used for operating working capital was approximately $5.8 million for the three months ended March 31, 2004. A $4.2 million reduction in accounts payable and the payment of income taxes were the primary drivers of cash used for working capital in Q1 of 2004.

SUMMARY OF QUARTERLY RESULTS

The following table discloses certain financial data for the eight most recently completed quarters, expressed in Canadian dollars (millions) (excepts per share data – basic and fully diluted):

	2005	2004				2003
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Net Sales	3.9	4.5	8.0	3.9	8.9	22.0	22.4	13.4

Net (Loss) Earnings	(3.6)	(8.3)	(7.8)	(2.2)	(0.3)	6.3	6.8	3.1

(Loss) Earnings per share - basic	(0.17)	(0.45)	(0.43)	(0.12)	(0.02)	0.38	0.40	0.13

(Loss) Earnings per share - diluted	(0.17)	(0.45)	(0.43)	(0.12)	(0.02)	0.36	0.39	0.13

The decline in profitability over the last eight quarters is directly related to lower volumes of processed soil and the impact of negative margins in 2004 related to the completion of a multi-year contract in Saglek, Labrador. In addition, earnings have been negatively impacted by high legal costs associated with a shareholder class action commenced in July of 2004 and related securities regulatory investigations.

LIQUIDITY AND CAPITAL RESOURCES

LIQUIDITY

At the end of the quarter the Company had cash and equivalents of $8.2 million and working capital amounted to $20.8 million. The Company believes it has sufficient cash to meet working capital requirements and expects to generate sufficient cash from its accounts receivable and its operations to meet working capital requirements for 2005.

CAPITAL EXPENDITURE

For the quarter ended March 31, 2005 the Company invested approximately $1.2 million in capital assets, permits and other assets, compared to $9.8 million in the first quarter of 2004. Additional costs of $0.5 million related to the Belledune facility were capitalized in the quarter. Process improvements and building improvements of $0.3 million were made for the MRR facility in Cornwall and approximately $0.2 million was invested in process improvements at the Company’s St. Ambroise facility in the quarter.

LONG-TERM DEBT AND OTHER LONG-TERM COMMITMENTS

The Company has approximately $2.6 million in long term debt payable through the next 5 years. In addition to this amount the Company has certain operating lease obligations that go beyond 2005. The table below summarizes these commitments.

Year ending December 31:	Commitment Amount
2005	$236,671
2006	188,133
2007	130,806
2008	127,782
2009	127,782
Total:	$811,175

OFF-BALANCE SHEET ARRANGEMENTS

The Company has pledged approximately $1.1 million to collateralize a letter of credit issued to the Ministry of Environment (Ontario). The Ministry of Environment requires financial assurance in the form of a letter of credit for storage capacity at the Company’s Cornwall facility. When the Company obtains its final operating permit for Belledune it will need to provide a letter of credit to the government of New Brunswick of between $2.5 million and $5.0 million depending on the final permitted level of storage capacity.

FINANCIAL AND OTHER INSTRUMENTS

The Company has on occasion used short-term foreign exchange forward contracts to help reduce foreign exchange risk. Management assesses the future foreign exchange risk and if appropriate enters into a hedge arrangement. As of March 31, 2005 the Company had no foreign exchange contracts in place.

PROPOSED TRANSACTIONS

The Company currently does not have any proposed transactions.

TRANSACTIONS WITH RELATED PARTIES

Mr. John Bennett was the CEO until February 28, 2004 and Chairman of the Board of Directors until July 2004. In the quarter ended March 31, 2005 the Company paid management fees to a company owned by Mr. John Bennett of approximately $100,000. This compares to $48,586 in the same quarter a year ago.

In the first quarter of 2005 the Company also expensed $749,731 to two legal firms of which two directors are associated. This compares to $131,788 for the same period a year ago.

Subsequent to March 31, 2005, the Company sold its investment in a company to a related party for $250,000 including cash of $175,000 and a parcel of land adjacent to the facility valued at $75,000.

These transactions were incurred in the normal course of operations and represent fair market value for services rendered.

CONTINGENCIES

No significant developments have occurred since disclosure was made on March 16, 2005 in our annual audited financial statements (Note 16) dated as of March 16, 2005.

CRITICAL ACCOUNTING ESTIMATES

The Company prepares its consolidated financial statements in accordance with accounting principles generally accepted in Canada and makes estimates and assumptions that affect the reporting amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent liabilities. On an on-going basis the Company evaluates its estimates and judgements, including those related to revenue recognition, adequacy of allowance for doubtful accounts, deferred permitting costs, and future income taxes. By their nature, estimates are subject to an inherent degree of uncertainty. Actual results may differ from the Company’s estimates. Senior management has discussed, with the Company’s audit committee, the development, selection, and disclosure of accounting estimates used in preparation of our consolidated financial statements.

The following critical accounting policies affect our more significant estimates and assumptions used in preparing our consolidated financial statements:

•	Revenue from the Saglek Labrador long-term, fixed price contract was recognized on the percentage of completion method, based on the ratio of costs incurred to date over total estimated total costs. Estimates of the total costs of significant projects were reviewed on an ongoing basis and adjustments to the revenue recognition ratio were made as required. The Company currently has no contracts accounted for under the percentage of completion method.

•	The Company maintains an allowance for doubtful accounts for estimated losses that may arise if any of its customers are unable to make required payments. The Company considers factors such as a customer’s credit-worthiness, past transaction history, current economic industry trends and changes in customer payment terms when determining if collection is reasonably assured. If these factors indicate collection is not reasonably assured, revenue is deferred until collection is reasonably assured or the Company may increase its allowance for doubtful accounts.

•	The Company capitalizes deferred permitting costs during the application process and amortizes these costs over the expected life of the permit. The Company evaluates the carrying costs of these permits on a regular basis to determine whether a change in the carrying value of the deferred permitting costs has occurred. The Company considers factors such as the likelihood of obtaining a final operating permit, market conditions, and changes in environmental legislation to determine if the carrying costs can reasonably be recovered. If these factors indicate that impairment in the carrying costs of the permitting costs has occurred, the Company may increase the amortization of the deferred permitting costs.

•	The Company evaluates its future income tax assets to assess whether their realization is more likely than not. If their realization is not considered more likely than not, the Company will provide for a valuation allowance. The ultimate realization of our future tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences or loss carry-forward amounts can be utilized. The Company considers future taxable income and tax planning strategies in making its assessment. If this assessment indicates that the Company’s ability to realize future tax assets changes, it could make an adjustment to these assets that would be charged to income.

SHARE CAPITAL

The number of common shares outstanding at March 31, 2005 was 21,427,440, unchanged from December 31, 2004. In addition, there were 926,951 stock options outstanding as at March 31, 2005 exercisable at prices from $2.17 to $22.90 a share.

The Company announced on April 21, 2004 that it had received Toronto Stock Exchange approval to commence a normal course issuer bid through the facilities of the TSX, permitting the Company to purchase for cancellation up to 900,000 common shares. The earliest the bid can commence was April 26, 2004 and it will run until the earlier of the date on which purchases under the bid have been completed and April 25, 2005. As of March 31, 2005, 11,500 shares have been purchased under the normal course issuer bid. The number of outstanding shares as at March 31, 2005 was 21,427,440 (including 11,500 shares purchased under the normal issuer bid that have not been cancelled).

CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2005, the Company adopted Accounting Guideline 15, “Consolidation of Variable Interest Entities (“VIEs”)”, issued by the Canadian Institute of Chartered Accountants.

VIEs are entities that have insufficient equity and/or their equity investors lack one or more specified essential characteristics of a controlling financial interest. The guideline provides specific guidance for determining when an entity is a VIE and who, if anyone, should consolidate the VIE. The adoption of this standard did not have any impact on the consolidated interim financial statements.

OUTLOOK

The Company has not provided financial guidance for the 2005 year, but may do so when soil from several of the Company’s contracts begins arriving at the Company’s facilities in Saint Ambroise, Quebec, expected to occur during the second half of 2005.

RISK FACTORS

Information on “Risk Factors” can be found in the Company’s Annual Information Form dated March 31, 2005 and the Annual Information Form for the fiscal year ended December 31, 2004.

FORWARD LOOKING STATEMENTS

Certain statements in this management’s discussion and analysis may constitute “forward-looking” statements which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this management’s discussion and analysis such statements are such words as “may”, “will”, “expect”, “believe”, “plan”, and other similar terminology. These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this management’s discussion and analysis. These forward-looking statements involve a number of risks and uncertainties. The following are some factors that could cause actual results to differ materially from those expressed in or underlying such forward-looking statements: competition; changes in national and local business and economic conditions; legislation and governmental regulation; accounting policies and practices; and the results of operations and financial condition of the Company. The foregoing list of factors is not exhaustive. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Exhibit 99.2

Bennett Environmental Inc.

Consolidated Balance Sheet

(Unaudited)

(Expressed in Canadian dollars)

As at March 31, 2005 with comparative figures

as at December 31, 2004

	March 31, 2005	December 31, 2004
ASSETS
Current Assets:
Cash and cash equivalents	$8,209,686	$15,180,060
Accounts receivable	14,160,365	14,316,648
Deferred costs	1,117,837	331,709
Income tax receivable	3,526,819	3,417,204
Note receivable	315,000	315,000
Prepaid expenses and other	2,633,783	1,199,871

Total Current Assets	29,963,490	34,760,492

Future income tax asset	2,665,086	891,826
Property, plant and equipment	49,214,744	48,920,377
Other Assets	4,701,964	4,793,069
Goodwill	646,638	646,638

	$87,191,922	$90,012,402

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable and accrued liabilities	$7,000,945	$6,646,005
Deferred revenue	1,073,220	661,557
Current portion long-term debt	1,093,405	1,218,405

	9,167,570	8,525,967

Long-term debt	1,483,045	1,483,045

Shareholders’ Equity:
Share capital (Common shares outstanding 21,415,940 (2004 - 21,415,940))	67,637,008	67,644,681
Contributed surplus	1,755,591	1,595,205
Retained Earnings	7,148,708	10,763,504

	76,541,307	80,003,390

	$87,191,922	$90,012,402

See accompanying notes to consolidated financial statements

Bennett Environmental Inc.

Consolidated Statement of Operations and Retained Earnings

(Unaudited)

(Expressed in Canadian dollars)

For the Three-Month Period Ended March 31, 2005 with comparative figures for the Three-Month Period Ended March 31, 2004

	3 months ended March 31, 2005	3 months ended March 31, 2004
Sales	$3,916,979	$8,942,184

Expenses:
Operating costs	3,979,258	5,682,943
Administration and business development	4,676,292	3,081,986
Amortization	970,245	657,337
Foreign exchange	(42,868)	(3,688)
Interest expense	6,019	25,568

	9,588,946	9,444,146

Loss before undernoted	(5,671,967)	(501,962)

Interest and other income	174,294	120,879

Loss before income taxes	(5,497,673)	(381,083)

Income tax expense (recovery)

Current	(109,617)	57,765
Future	(1,773,260)	(104,005)

	(1,882,877)	(46,240)

Loss for the period	(3,614,796)	(334,843)

Retained Earnings, beginning of period	10,763,504	29,298,743

Retained Earnings, end of period	$7,148,708	$28,963,900

Basic earnings per share	($0.17)	($0.02)

Diluted earnings per share	($0.17)	($0.02)

See accompanying notes to consolidated financial statements

2

Bennett Environmental Inc.

Consolidated Statement of Cash Flows

(Unaudited)

(Expressed in Canadian dollars)

For the Three-Month Period Ended March 31, 2005 with comparative figures for the Three-Month Period Ended March 31, 2004

	3 months ended March 31, 2005	3 months ended March 31, 2004
Cash provided by (used in):
Operations:
Loss for the period	($3,614,796)	($334,843)
Items not involving cash:
Amortization	970,245	657,337
Gain on disposal of capital assets	(5,507)	—
Stock-based compensation	160,386	169,059
Loss on investments	—	33,299
Future income taxes	(1,773,260)	(104,005)

Changes in operating working capital:
Accounts receivable	156,283	2,905,210
Deferred Costs	(786,128)	56,960
Prepaid expenses and other	(1,433,912)	(1,083,359)
Accounts payable and accrued liabilities	354,940	(4,157,175)
Income taxes receivable	(109,615)	(2,818,232)
Deferred revenue	411,663	(721,088)

	(5,669,701)	(5,396,837)

Investments:
Proceeds on disposal of property, plant and equipment	8,000	—
Purchase of property, plant and equipment	(1,091,077)	(9,400,698)
Increase in license, permits and other assets	(84,923)	(405,673)

	(1,168,000)	(9,806,371)

Financing:
Repayments of long-term debt	(125,000)	(106,776)
Issuance of common shares net of share issue costs	(7,673)	25,955,202

	(132,673)	25,848,426

Increase (decrease) in cash and cash equivalents	(6,970,374)	10,645,218

Cash and cash equivalents, beginning of period	15,180,060	12,586,353

Cash and cash equivalents, end of period	$8,209,686	$23,231,571

See accompanying notes to consolidated financial statements

3

Notes to the Interim Consolidated Financial Statements (Unaudited)

1.	Basis of Presentation:

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and accordingly, do not include all disclosures required for annual financial statements. These consolidated financial statements follow the same accounting policies and methods of their applications as the most recent annual financial statements except as disclosed herein. In the opinion of management, all adjustments, including reclassifications and normal recurring adjustments necessary to present fairly the financial position, results of operations and retained earnings, and cash flows at March 31, 2005 and for all periods presented, have been made. Interim results are not necessarily indicative of the results for a full year.

These interim consolidated financial statements should be read in conjunction with the December 31, 2004 annual financial statements and notes thereto included in the 2004 Annual Report.

2.	Change in accounting policies:

Effective January 1, 2005, the Company adopted Accounting Guideline 15, “Consolidation of Variable Interest Entities (“VIEs”)”, issued by the Canadian Institute of Chartered Accountants. VIEs are entities that have insufficient equity and/or their equity investors lack one or more specified essential characteristics of a controlling financial interest. The guideline provides specific guidance for determining when an entity is a VIE and who, if anyone, should consolidate the VIE. The adoption of this standard did not have any impact on the consolidated interim financial statements.

3.	Share Capital:

A.	The issued share capital of the Company is as follows:

	Number of Common Shares	Amount
Balance at December 31, 2004	21,427,440	$67,716,560
Shares repurchased in 2004 and held in treasury	(11,500)	(71,879)

	21,415,940	$67,644,681

Issued during the period ended March 31, 2005 for:

Share issue costs	—	(7,673)

Balance at March 31, 2005	21,415,940	$67,637,008

4

B.	Stock option activity for the three months ended March 31, 2005 is as follows:

Options
Outstanding, December 31, 2004	1,031,451

Granted	60,000
Cancelled/Expired	(164,500)

Outstanding, March 31, 2005	926,951

The options were issued with a weighted average exercise price of $4.43 per share. The weighted average grant date fair value of the options was $4.49 per share.

4.	Sales – Saglek project:

The Saglek project consisted of work in northern Labrador for Defense Construction Canada with respect to tendered and non-tendered specifications. The project started in 2002 and was substantially completed in the third quarter of 2004.

During the third quarter of 2004, the Saglek project was substantially completed with revenue being recognized using the percentage of completion method and approximately 7,000 tonnes of material from Saglek was processed. Over the course of the entire project, the Company excavated approximately 56,000 tonnes of soil and processed approximately 44,000 tonnes of material in its facilities. The volume of material processed was approximately 4,600 tonnes less than originally estimated for 2004 because the project ended sooner than expected.

The Company has submitted a claim for payment of all the extra expense relating to the removal of these unanticipated materials. The Company is endeavouring to recover these costs but a provision with respect to a portion of such costs has been recorded as there is no assurance all the costs will be recovered.

5.	Segmented information:

A.	Geographic information:

The Company operates and manages its business in a single reporting operating segment, the business of remediating contaminated soil and other waste materials. All significant capital assets are located in Canada. Sales during the period to customers domiciled in the United States amounted to $1,210,487 (2004 - $2,941,792) and in Canada amounted to $2,706,492 (2004 - $6,000,392).

5

B.	Major customers:

For the period ended March 31, 2005, revenues from two customers, represented approximately 32% and 46% (2004 – 32% and 47%).

6.	Related party transactions

In the quarter ended March 31, 2005, the Company incurred legal fees of $749,731 (2004 - $131,788) to two legal firms of which two directors are associated.

In the quarter ended March 31, 2005, the Company paid management fees of $100,000 (2004- $48,586) to a company owned by a director and officer of the Company.

Subsequent to March 31, 2005, the Company sold its investment in a company to a related party for $250,000 including cash of $175,000 and a parcel of land adjacent to the facility valued at $75,000. The Company continues to have an outstanding note receivable in the amount of $315,000 from the previously owned investee.

The above transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

7.	Contingencies

No significant developments have occurred since disclosure was made on March 16, 2005 in our annual audited financial statements (Note 16) dated as of March 16, 2005.

6

Exhibit 99.3

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, ALLAN G. BULCKAERT, Chief Executive Officer, of Bennett Environmental Inc., certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Bennett Environmental Inc., (the “Issuer”) for the interim period ending March 31, 2005;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

(b)	designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.	I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: May 16, 2005

/s/ ALLAN G. BULCKAERT
Allan G. Bulckaert,
Chief Executive Officer

Exhibit 99.4

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, ANDREW BOULANGER, Chief Financial Officer, of Bennett Environmental Inc., certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Bennett Environmental Inc., (the “Issuer”) for the interim period ending March 31, 2005;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

(b)	designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.	I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: May 16, 2005

/s/ ANDREW BOULANGER
Andrew Boulanger,
Chief Financial Officer